AM 11-23-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

SEC RECEIVED NOV 22 2004 PROCESSING WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HEARTLAND CAPITAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 LAKE ST LOUIS BLVD
(No. and Street)

LAKE ST LOUIS (City) MO (State) 63367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HOFF 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. SCHMIDT CPA, P.C.
(Name – *if individual, state last, first, middle name*)

11353 BRIERHALL CIRCLE (Address) ST LOUIS (City) MO (State) 63043 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

~~FIRST HEARTLAND CAPITAL, INC.~~, as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GAIL LOUISE EVANS
St. Charles County
My Commission Expires
December 23, 2007

Notary Public Notary Seal State of Missouri

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Heartland Capital, Inc.

AUDITED FINANCIAL STATEMENTS

September 30, 2004

Prepared by:
Richard W. Schmidt CPA, P.C.
St. Louis, Missouri

First Heartland Capital, Inc.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Heartland Capital, Inc.

I have audited the accompanying balance sheet of First Heartland Capital, Inc. as of September 30, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of September 30, 2004, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard W. Schmidt CPA, P.C.

Richard W. Schmidt CPA, P.C.
St. Louis, Missouri
November 9, 2004

11353 Brierhall Circle Maryland Heights, MO 63043 314-739-6994 Fax 314-739-1409

First Heartland Capital, Inc.

BALANCE SHEET

September 30, 2004

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	275,543
Concessions Receivable		594,846
Refundable income taxes		15,653
Prepaid Expenses		24,301
Total Current Assets		910,343
PROPERTY AND EQUIPMENT - at cost		
Office Equipment and Computer Software		22,415
Less Accumulated Depreciation		21,731
		684
OTHER ASSETS		
Deposits		70,000
		70,000
TOTAL ASSETS	$	981,027

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	42,668
Accrued Commissions		559,880
Accrued Income Taxes		0
Total Current Liabilities		602,548
STOCHOLDERS' EQUITY		
Common Stock, no par value, 30,000 shares authorized, 2,000 shares issued and outstanding		30,000
Additional Paid-in Capital		15,000
Retained Earnings		333,479
Total Stockholders' Equity		378,479
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	981,027

The accompanying notes are an integral part of this statement.

First Heartland Capital, Inc.

STATEMENT OF INCOME

For the Year Ended September 30, 2004

INCOME		
Commission and Fee Income	$	13,773,360
OPERATING EXPENSES		
Bank and Credit Card Charges	6,293	
Clearing Fees	359,839	
Commission Expense	11,259,282	
Computer Expense	70,988	
Depreciation	258	
Dues and Subscriptions	1,360	
Insurance	13	
Licenses and Fees	35,989	
Management Fees	2,062,073	
Meeting Expense	4,399	
Office Expense	59,945	
Professional Fees	41,518	
Research Expense	4,620	
Taxes	228	
Total Operating Expenses		13,906,805
INCOME (LOSS) FROM OPERATIONS		(133,445)
OTHER INCOME (EXPENSE)		
Interest Income	6,000	
Interest Expense	0	
Miscellaneous	187,548	
		193,548
INCOME BEFORE INCOME TAXES		60,103
PROVISION FOR INCOME TAXES		15,147
NET INCOME	$	44,956

The accompanying notes are an integral part of this statement.